Exhibit (e)(17)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

OPPENHEIM PRAMERICA ASSET	)
MANAGEMENT S.À.R.L. on behalf of FCP OP	)
MEDICAL BIOHE@LTH-TRENDS and all others	)
similarly situated,	)
)
Plaintiff,	) C.A. No.
)
V.	)
)
BIOENVISION, INC., CHRISTOPHER B. WOOD,	)
MICHAEL KAUFFMAN, THOMAS SCOTT	)
NELSON, STEPHEN A. ELMS, ANDREW	)
SCHIFF, JOSEPH P. COOPER, GENZYME	)
CORPORATION, and WICHITA BIO	)
CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by its undersigned attorneys, for its verified class action complaint against defendants, alleges upon personal knowledge with respect to itself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:

NATURE OF ACTION

1.         This is a class action on behalf of the pubic shareholders of defendant Bioenvision, Inc. (“Bioenvision” or the “Company”), against the Company and certain of its officers and directors, among others, to enjoin the proposed acquisition of Bioenvision by Genzyme Corporation through its wholly owned subsidiary, Wichita Bio Corporation (collectively “Genzyme”). On or around May 29, 2007, the defendants caused Bioenvision to enter into a merger agreement to be acquired by Genzyme in a cash transaction by means of an all cash tender offer (the “Tender Offer”) and second-step merger valued at as much as $345 million (the “Proposed Transaction”). The Tender Offer is currently scheduled to close on July 2, 2007.

2.         As described below, the Company has agreed to the Proposed Transaction at an entirely unfair price achieved through an unfair process to the detriment of plaintiff and the Class (defined herein). In addition, the Proposed Transaction lacks many of the fundamental hallmarks of financial fairness. For these reasons and as set forth in detail herein, defendants have violated their fiduciary duties of loyalty, good faith, and due care (or aided and abetted those breaches of fiduciary duties) in negotiating and approving the Proposed Transaction.

3.         On June 4, 2007, Genzyme filed its Schedule TO with the Securities and Exchange Commission (“SEC”) which purported to set forth the terms and conditions of the Tender Offer (the “Tender Offer Statement”). Then, on June 7, 2007, Bioenvision filed its Schedule 14D-9 with the SEC which recommended that shareholders tender their shares in the Tender Offer (the “Recommendation Statement”).(1) The Disclosure Documents contain numerous material omissions and misrepresentations.

4.         The Disclosure Documents, for example, fail to disclose the Company’s right to file a New Drug Application (“NDA”) for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States under the terms of its Co-Development Agreement with Genzyme (the “Co-Development Agreement”). Because these rights are extremely valuable and could have an effect on the consideration offered acquire Bioenvision, the failure to disclose them is material.

5.         The Disclosure Documents also do not disclose that Bioenvision has repeatedly advised Genzyme that under the terms of the Co-Development Agreement it is entitled to file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States. The Disclosure Documents, instead, simply state that “the parties to the Co-Development Agreement

(1)          The Tender Offer Statement and Recommendation Statement will collectively referred to herein as the “Disclosure Documents.”

have disputed certain of the rights and obligations of the parties or from time to time during the partnering relationship.”

6.         The Recommendation Statement is also materially misleading in that it provides a fairness opinion from UBS Securities LLC (“UBS” and the “Fairness Opinion” respectively) without any underlying financial alayses. As such, the Fairness Opinion is nothing more than a conclusory, self-serving statement upon which the Company’s stockholders cannot reasonably be expected to rely. The omission of any analyses or range of values is materially misleading. Moreover, the recommendation statement is misleading in numerous other respects as set forth herein, including the failure to include any projections that would be plugged into a discounted cash flow analysis. Accordingly, the Individual Defendants (the Company’s directors – as defined below) have failed to maximize stockholder value in unanimously recommending the Tender Offer and have also misrepresented and/or omitted material facts concerning the Tender Offer that will prevent stockholders from making an informed decision about whether or not to tender their shares.

THE PARTIES

7.         Plaintiff Oppenheim Pramerica Asset Management S.à.r.l. (“OPAM”) is a Luxembourg-based asset management company with $10.4 billion of assets under management. Among others, OPAM manages FCP OP Medical BioHe@lth-Trends (the “Fund”) established under the laws of Luxembourg. OPAM is the trustee/fiduciary for the Fund under Luxembourg law. Through the Fund, OPAM currently holds 780,620 shares of Bioenvision common stock and purchased such shares before May 29, 2007. The Fund is not a separate legal entity, and the unit holders of the Fund do not separately own the underlying stocks in the funds. The Fund cannot act separate and apart from OPAM, which has exclusive authority to buy or sell the

Bioenvision shares, vote them, and/or take legal action on behalf of the Funds in connection with the Bioenvision shares held in its account.

8.         Defendant Bioenvsion is a Delaware corporation with its principal executive offices located at 341 Park Avenue, New York, New York 10154. According to the Company’s website, Bioenvison is a product oriented bio-pharmaceutical company primarily focused on the acquisition, development and marketing of compounds and technologies for the treatment of cancer, auto-immune disease and infection. Its product pipeline includes Evoltra® (Clofarabine) for the treatment of acute and chronic leukemias, lymphomas and solid tumors and Modrenal® for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. Bioenvision and defendant Genzyme co-developed clofarbine in Europe where Bioenvision currently markets the product for the treatment of acute lymphoblastic leukemia in relapsed and refractory pediatric patients. Clofarbine is also being developed by Genzyme and Bioenvision for significantly larger indications, including use as a first-line therapy for the treatment of adult acute myeloid leukemia. As of May 3, 2007, the Company had 55,035,739 shares of common stock outstanding.

9.         Defendant Christopher B. Wood (“Wood”) serves as Chairman of the Company’s Board of Directors (the “Board”) and its Chief Executive Officer (“CEO”), and has been at all times relevant hereto. According to the Company’s most recent annual proxy statement on Form DEF 14A (the “2006 Annual Proxy”), Wood has served as Chairman of the Board and CEO since January 1999. From January 1997 through December 1998, Wood was Chairman of the Board of Eurobiotech, Inc. and from March 1994 through January 1997 he served as a specialist surgeon in the National Health Service in the United Kingdom.

10.       Defendant Michael Kauffman (“Kauffman”) is a director of the Company, and has been at all times relevant hereto. According to the 2006 Annual Proxy, Kauffman was named director of the Company in January 2004. Also, according to the 2006 Annual Proxy, Kauffman is the President and CEO of Predix Pharmaceuticals.

11.       Defendant Thomas Scott Nelson (“Nelson”) is a director of the Company, and has been at all times relevant hereto. According to the 2006 Annual Proxy, Nelson was named director of the Company in May 1998. Furthermore, Nelson served as Bioenvision’s Chief Financial Officer (“CFO”) from May 1998 through September 2002.

12.       Defendant Stephen A. Elms (“Elms”) is a director of the Company, and has been at all times relevant hereto. According to the 2006 Annual Proxy, Elms was named director of the Company in May 2002. Elms also serves as a managing partner of Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros Biopharmaceutical Fund, L.P. According to Bioenvision’s June 7, 2007 Form 14D-9 filed with the United States Securities and Exchange Commission (“SEC”) on June 7, 2007, the Perseus-Soros Biopharmaceutical Fund, L.P. is the Company’s largest shareholder owning approximately 13.34% of the Company’s outstanding common stock. Elms also serves with defendant Schiff as a director of Adams Respiratory Therapeutics, Inc.

13.       Defendant Andrew Schiff (“Schiff”) is a director of the Company, and has been at all times relevant hereto. According to the 2006 Annual Proxy, Schiff was named director of the Company in May 2002. Schiff also serves as a managing partner of Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros Biopharmaceutical Fund, L.P. Schiff also serves with defendant Elms as a director of Adams Respiratory Therapeutics, Inc.

14.       Defendant Joseph P. Cooper (“Cooper”) is a director of the Company, and has been at all times relevant hereto. According to the 2006 Annual Proxy, Cooper was named director of the Company in October 2006. Cooper is Executive Vice President, Corporate and

Product Development of Medicis Pharmaceutical Corporation and also serves on the Board of Directors of the Southwest Autism Research and Resource Center.

15.       The defendants identified in paragraphs 9 through 14 inclusive, are sometimes referred to herein as the “Individual Defendants.” Each of the Individual Defendants at all times had the power to control and direct Bioenvision to engage in the misconduct alleged herein.

16.       Defendant Genzyme Corporation is a Massachusetts corporation and maintains its principal executive offices at 500 Kendall Street, Cambridge, Massachusetts 02142. According to its website, Genzyme is a biotechnology company with products and services that focus on rare inherited disorders, kidney disease, orthopaedics, transplants, cancer and diagnostic testing. Genzyme markets clofarabine in the United States and Canada, where it is branded as Clolar®, for the treatment of acute lymphoblastic leukemia in relapsed and refractory pediatric patients.

17.       Defendant Wichita Bio Corporation is a Delaware corporation wholly owned by Genzyme Corporation and created for the sole purpose of completing the Proposed Transaction.

18.       The defendants identified in paragraphs 16 through and including 17 collectively will be referred to herein as the “Acquirers.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

19.       By virtue of their positions as directors and/or officers of the Company, the Individual Defendants owed and owe plaintiff and the Company’s other public shareholders fiduciary obligations of due care, loyalty, good faith, and full and fair disclosure and were and are required to: (a) act in furtherance of the best interests of plaintiff and the class as shareholders of Bioenvision; (b) maximize value on a sale of the Company; and (c) refrain from abusing their positions of control.

CLASS ACTION ALLEGATIONS

20.       Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the public shareholders of Bioenvision common stock (the “Class”). The Class specifically excludes the defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the defendants.

21.       This action is properly maintainable as a class action.

22.       The Class is so numerous that joinder of all members is impracticable. As of May 3, 2007, Bioenvision had 55,035,739 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

23.       Questions of law and fact exist that are common to the Class including, among others:

(a)       Whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class;

(b)       Whether Individual Defendants have failed to maximize strategic alternatives in violation of their fiduciary duties;

(c)       Whether the defendants who are not directors of Bioenvision have aided and abetted the breaches committed by the Individual Defendants; and

(d)       Whether plaintiff and the other members of the Class will be irreparably damaged if defendants’ conduct complained of herein continues.

24.       Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25.       The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26.       Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

THE COMPANY IS POISED FOR FUTURE GROWTH

27.       Bioenvision primarily focuses on the acquisition, development and marketing of compounds and technologies for the treatment of cancer, auto-immune disease and infection. Its product pipeline includes Evoltra® (Clofarabine) for the treatment of acute and chronic leukemias, lymphomas and solid tumors. Its pipeline also includes Modrenal® (where it has obtained regulatory approval for marketing in the United Kingdom) for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy, and certain anti- infective technologies including the OLIGON® technology; an advanced biomaterial that has been incorporated into various FDA approved medical devices and Suvus®, an anti-microbial agent currently in clinical development for refractory chronic hepatitis C infection.

28.       On May 8, 2007, Bioenvision reported its third quarter 2007 financial results in a press release which stated, in relevant part:

NEW YORK-(BUSINESS WIRE)-Bioenvision, Inc. (Nasdaq: BIVN - News) today announced financial results for the third quarter ended March 31, 2007. In the third quarter the company filed a marketing authorization application with the European Medicines Agency (EMEA) for a label extension for clofarabine in elderly patients with acute myeloid leukemia who are considered unsuitable for intensive chemotherapy. The filing has been validated by the Agency and the review process is underway.

“The Company’s number one priority is to expand the indications for use of Evoltra® (clofarabine) and to realize the full potential for this very active agent. The application for the label extension in Europe is an important part of our strategy for building Bioenvision as a strong commercial enterprise and broadening the market and revenue opportunity for the company,” said Christopher B. Wood, M.D., Bioenvision’s chairman and chief executive officer.

James S. Scibetta, Bioenvision’s chief financial officer, added, “In addition to the regulatory activities, we are also enhancing our corporate structure and strengthening our balance sheet. Our recent success raising capital with an over-subscribed book has yielded a solid balance sheet giving us the flexibility to continue building a commercial organization and positioning us well to continue to pursue clinical development and commercialization of clofarabine globally.”

Financial Highlights

Total revenue for the quarter ended March 31, 2007 was $5.0 million, compared to $1.7 million for the same period in 2006. This increase of approximately $3.3 million or 194% is primarily due to increased Evoltra® sales in Europe along with an increase in license and royalty revenue. Total revenue for the nine months ended March 31, 2007 and 2006 were $12.3 million and $3.5 million respectively. This increase of $8.8 million or 251% is due to increased Evoltra® sales in Europe along with an increase in license and royalty revenue. Net product sales of Evoltra® for the quarter ended March 31, 2007 totaled $3.9 million, compared to $1.1 million for the same period in 2006.

*                     *                     *

Dr. Wood concluded, “We Look forward to continuing our progress around several key initiatives, including: continued revenue growth in our approved pediatric acute lymphoblastic leukemia (ALL) indication; moving forward toward adult AML regulatory approval, launch and revenue growth across Europe; pediatric and adult AML submissions and approvals in Japan; and lastly clinical data for clofarabine in myelodysplastic syndromes (MDS), chronic lymphocytic leukemia (CLL) and solid tumors from our partner Genzyme.”

29.       On May 25, 2007, the Associated Press reported:

Bioenvision Shares Rise on Mix of Contract Amendment and Investment Report

NEW YORK (AP) – Shares of drug developer Bioenvision Inc. jumped Friday after the company amended an agreement with Southern Research Institute for the pediatric leukemia treatment Evoltra.

In September, the company received a license from the drug’s inventor, Birmingham, Ala.-based Southern Research Institute. It is known clinically as clofarabine, and Bioenvision’s partner in developing the drug is Genzyme.

The company’s amendment, filed with the Securities and Exchange Commission on Friday, gives Southern Research a 7 percent royalty on all sales of the product and retools the royalty sharing between the two companies.

The company also received a boost from a recent report, in BusinessWeek, that Soros Fund Management and Perseus-Soros BioPharma Fund bought a 12 percent stake in the Bioenvision.

Shares rose 6.9 percent, or 34 cents, to $5.28.

THE PROPOSED TRANSACTION

30.       Despite its strong recent performance, the Company announced on May 29, 2007 that it had entered into a definitive merger agreement under which Genzyme would purchase the Company in a transaction having a total value of $345 million (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company’s shareholders are to receive $5.60 per share in cash for each share of Bioenvision stock they own by means of an all cash tender offer and a second-step merger. The press release stated, in relevant part:

CAMBRIDGE, Mass. and NEW YORK, May 29 /PRNewswire-FirstCall/ — Genzyme Corporation (Nasdaq: GENZ - News) and Bioenvision, Inc. (Nasdaq: BIVN - News) announced today that they have reached an agreement under which Genzyme will acquire Bioenvision in an all cash transaction valued at $5.60 per outstanding common share, or approximately $345 million, representing a premium of approximately 50 percent over the last twenty trading day average. The transaction is expected to be approximately six cents dilutive in 2007, slightly dilutive to break-even in 2008, and accretive in 2009.

With this transaction, which has unanimous Bioenvision Board support, Genzyme takes another significant step in enhancing its existing oncology business by gaining the exclusive, worldwide rights to clofarabine. Bioenvision and Genzyme co-developed clofarabine in Europe where Bioenvision currently markets the product for the treatment of acute lymphoblastic leukemia (ALL) in relapsed and refractory pediatric patients. Clofarabine is also being developed by Genzyme and Bioenvision for significantly larger indications, including use as a first-line therapy for the treatment of adult acute myeloid leukemia (AML). Clofarabine is branded as Clolar® in the U.S. and Canada, where it is marketed by Genzyme for relapsed and refractory pediatric ALL patients. Clofarabine has been granted orphan drug status for ALL and AML in both the United States and European Union.

*          *          *

Transaction Terms

Genzyme’s acquisition of Bioenvision will take the form of an all cash tender offer, which is expected to be completed in July. The transaction has been approved by both boards of directors. Executive officers, directors and shareholders of Bioenvision, representing approximately 20 percent of shares, have entered into agreements in support of the transaction. The transaction is subject to customary closing conditions.

In association with the acquisition, Genzyme anticipates that it will incur certain one time charges, which will be detailed at the close of the transaction.

31.       The deal is expected to close in July 2007. In connection with the Proposed Transaction, executive officers, directors and shareholders of Bioenvision, including the Company’s Chairman and CEO, have entered into individual agreements with Genzyme pursuant to which they have each agreed to vote their respective shares of Bioenvision in favor of the Proposed Transaction. This means that more than 20% of the necessary votes are locked up.

THE BACKLASH AGAINST THE PROPOSED TRANSACTION

32.       On May 30, 2007, SCO Capital Partners LLC (“SCO Capital”), one of Bioenvision’s largest shareholders, which holds approximately 13.4% of the Company’s outstanding stock filed a Form 13D/A with the SEC. Attached to the Form 13D/A was a letter dated May 29, 2007 addressed to the Bioenvision Board of Directors expressing SCO Capital’s dissatisfaction with the announced Proposed Transaction. The letter stated in relevant part:

VIA FACSIMILE: 212-750-6777

May 29th, 2007

Board of Directors ATTN: Christopher B. Wood Bioenvision, Inc.

345 Park Avenue
41st Floor
New York, NY 10154

RE: Genzyme Acquisition Deal

Dear Bioenvision Board of Directors:

We are writing to express our dissatisfaction with today’s announcement of a buyout for $5.60 per share on the grounds that the offer does not adequately reflect the long-term value of Bioenvision’s drug pipeline. Given that the Company just completed a dilutive financing in order to finance the completion of additional clinical trials for Evoltra, this deal seems particularly ill-timed. Additionally, the timing of the sale, potentially just months before an Evoltra approval in adult AML, where Genzyme recently publicly stated “the drug is showing dramatic complete response rates” seems suboptimal. The Company just traded off a 52-week low, so it seems odd that buyout negotiations would be taking place in this time-frame. We currently oppose the deal.

Please feel free to contact us with any questions or concerns at 212-554-4158.

Regards,

/s/ Steven H. Rouhandeh

Steven H. Rouhandeh Chairman

(Emphasis added.)

THE PROPOSED TRANSACTION IS FINANCIALLY UNFAIR

33.       The Proposed Transaction represents a substantial discount to Bioenvision’s public shareholders compared to the true value of the Company. Indeed, prior to the announcement of the Proposed Transaction, the Company’s stock price rose steadily and the Company is expecting Evoltra® approval in adult leukemia within months. As SCO Capital’s Chairman stated in his May 29, 2007 letter to the Board, “it seems odd that buyout negotiations would be taking place in this time-frame.”

34.       Nevertheless, the Individual Defendants are intent on making sure the that the Proposed Transaction is consummated. For example, as is disclosed in Genzyme’s Form SC TO-

C filed with the SEC on May 29, 2007, certain officers, directors and shareholders have entered into Tender and Voting Agreements in support of the Proposed Transaction. These individuals and/or entities include:

•                            All of the Company’s directors (named as the Individual Defendants herein);

•                            Significant members of the Company’s senior management, including the following officers: James Scibetta (CFO); Hugh Griffith (COO); David Luci (Executive Vice President, General Counsel and Secretary);  Kristen Dunker (Vice President, Corporate Compliance and Associate General Counsel); Robert Sterling (Vice President,  Business  Development);  and  Ian Abercrombie (Program Director, Europe); and

•                            Perseus-Soros Biopharmaceutical Fund, L.P., the largest shareholder of the Company for which Individual Defendants Elms and Schiff serve as managing directors.

35.       Simply stated, Genzyme clearly seems intent on paying the lowest possible price to Class members, even though the Individual Defendants are duty bound to maximize shareholder value. The Individual Defendants know that Genzyme is paying too low a price for Bioenvision, but are allowing the Proposed Transaction to go forward because certain of the Individual Defendants seek to obtain windfall profits from the Proposed Transaction through change-of-control and other payments.

36.       By reason of their positions with the Company, the Individual Defendants are in possession of material non-public information concerning the financial condition and prospects of Bioenvision, and especially the true value and expected increased future value of the Company and its assets.

37.       Furthermore, the Individual Defendants have created a playing filed tilted in favor of Genzyme by agreeing to at least three provisions in the Agreement and Plan of Merger (“Merger Agreement”), including:

•          A “No-Shop” provision, which precludes the Individual Defendants from engaging in a fair process to sell the Company by seeking out the best possible price for Bioenvision’s shareholders as their fiduciary duties require;

•          A “Termination Fee” provision whereby the Individual Defendants have obligated the Company to pay $9 million to Genzyme in the event the Company receives a higher offer, despite the no-shop provision; and

•          A “Top-Up” provision that grants Genzyme an option to purchase the additional shares it needs to increase its share ownership after expiration of the Tender Offer to one share more than the 90% minimum to effectuate a short-form merger, thereby permitting Genzyme to fully acquire the Company in the event the shareholders do not tender enough shares to allow Genzyme to effect a short-form merger in the first instance.

38.       SCO Capital’s Chairman, Steven Rouhandeh, again expressed its disappointment with the deal in his June 5, 2007 letter to the Company’s Board and attached to SCO Capital’s Form SC 13D/A filed with the SEC that same day. The letter states, in relevant part:

June 5, 2007

Board of Directors
Bioenvision, Inc.
345 Park Avenue, 41st Floor
New York, New York 10154

Bioenvision Board Members:

In our initial letter to you dated May 29, 2007, we expressed our disappointment and lack of support of the recent Genzyme offer. After further consideration, we remain extremely concerned about the valuation and timing of the transaction, and what appears to be a lack of a formal sale or auction process. Further, we are extremely concerned about the appearance of conflicts of interest among the board of directors and the holder of the Series A Preferred Stock, namely Perseus-Soros Biopharmaceutical Fund L.P. (“Perseus-Soros”), and therefore whether the board has properly carried out its fiduciary duties to all shareholders.

VALUATION & TIMING ISSUES

It would appear, based on a series of communications, market conditions and anticipated events, that the timing of this proposed sale and the proposed valuation could not be worse. Why did the board approve this proposal when:

•                             Clofarabine appears to be readied for market approval in Adult AML in Europe and the US within the next six-to-twelve months. This is supported by communications by Bioenvision and Genzyme that multiple pivotal trials in Adult AML have shown “dramatic” complete response rates, in an indication with few good clinical treatments. The Adult AML market is several times larger than the pediatric ALL market, where the EMEA and FDA have already approved clofarabine (and presumably safety in children is of utmost importance). Management has disclosed that the regulatory process in Europe is on-track, and in fact better than expected.

•                             Bioenvision stock is trading near a four-year low, exacerbated by an ill-timed and extremely dilutive public equity offering announced on April 2, 2007 which drove the Bioenvision stock to new lows. The expressed purpose for the financing was to get the company to profitability and well into 2009.

•                             The valuation of less than $300 million after backing out in excess of $50 million in cash, appears to be less than one-time revenues of clofarabine in leukemia alone. And, this is based on Genzyme projections, not the substantially higher projections of independent research analysts on Wall Street. Additionally, it gives no value to clofarabine’s potential in a variety of other indications, such as myelodysplastic syndromes, non-Hodgkins lymphoma and bone marrow transplants where up to an additional 25 clinical trials are either planned or ongoing. The market for these assets is not one-time revenues, but rather in the range of four-to-eight times revenues.

•                             The presentation of clinical data on clofarabine at this week’s American Society of Clinical Oncology (ASCO) meeting will likely further illustrate to the market the value of clofarabine in leukemia and a wide variety of other clinical indications.

•                             The biotechnology indices of the AMEX and NASDAQ have recently broke out to the upside of two-year trading ranges, perhaps signaling the beginning of a biotechnology bull market. This would coincide, serendipitously, with approvals of clofarabine in adult AML both in Europe and the US.

LACK OF A FORMAL SALES OR AUCTION PROCESS

There was not sufficient time between the April financing and the announcement of the Genzyme transaction to hire an investment bank, initiate a formal sale or auction process, identify and contact alternative bidders on a global scale, enter into confidentiality agreements, conduct a thorough due diligence process, and then conclude a process whereby Genzyme was the final bidder.

•                             We question whether, under Delaware Corporate Law, the board and management has properly fulfilled its fiduciary duties to all shareholders by not undertaking a formal sale or auction process.

•                             Additionally, including a termination fee in the merger agreement, particularly in the instance where a formal sales or auction process was not run, is likely to dissuade alternative bidders.

APPEARANCE OF CONFLICTS ON THE BOARD AND THE ROLE OF PERSEUS-SOROS

It appears from the SEC-filed merger agreement that Perseus-Soros and its employees and board designees have already entered into an agreement to support the Genzyme tender offer. We question whether the directors affiliated with Perseus-Soros were conflicted when they approved this transaction at the board level:

•                             Given the lack of a formal sale or auction process, and the fact that Perseus-Soros and its employees and designees have agreed to the proposed offer, it would appear that Perseus-Soros may have simply grown tired of its investment in Bioenvision and brokered a “quick sale” to Genzyme, a corporate entity with which Perseus-Soros has had previous business dealings and for which individuals at Perseus-Soros have previously acted as investment bankers.

•                             Perseus-Soros’ cost basis in Bioenvision is likely to be substantially lower than most common stock shareholders, and while a quick sale at $5.60 may be deemed as a satisfactory outcome for themselves, it would seem to represent a transaction where the best interests of all equity shareholders was not fully considered.

We have been inundated with calls from institutional and individual shareholders that vehemently oppose the Genzyme offer on the grounds that it is inadequate, and express the same reservations concerning timing and the lack of a formal auction process. Clearly, with over 20 million shares trading above the $5.60 offer price since its announcement, the market does not support this transaction. If Perseus-Soros wants an exit strategy, they should sell their shares to other investors rather than orchestrating a poorly-timed and inadequately priced tender offer.

Sincerely,

/s/ Steven H. Rouhandeh
Steven H. Rouhandeh Chairman

39.       The Individual Defendants had a fiduciary obligation to: (a) undertake an appropriate evaluation of Bioenvision’s net worth as a merger/acquisition candidate; (b) act independently to protect the interests of the Company’s public shareholders; (c) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Bioenvision’s public shareholders; and (d) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Bioenvision.

40.       The Individual Defendants have breached their fiduciary duties because of the acts and transactions complained of herein, including their decision to enter into the Proposed Transaction without making the requisite effort to obtain the best transaction reasonably available.

41.       Based on a preliminary valuation using only publicly available information, the consideration offered in the Proposed Transaction is inadequate. The $5.60 per share price represents a meager 6.7% premium over the closing price of the Company’s stock on the last full day of trading before the Proposed Transaction was announced. Indeed, the market price of Bioenvision shares closed on June 8, 2007 at $5.68. The Proposed Transaction thus does not reflect the full value of the Company.

42.       The failure of the Individual Defendants to secure an adequate merger price and their betrayal of the interests of the Company’s public shareholders is apparent from the $5.60 per share consideration agreed to by the Individual Defendants. This proposed consideration is inadequate and unfair to plaintiff and the Class because, in reality, it offers a very meager premium, if any, and thereby deprives plaintiff and the Class of the true and full value of their shares.

43.       The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Bioenvision is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

44.       The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

The Materially Misleading Tender Offer Statement and Recommendation Statement

45.       On June 4, 2007, in connection with the Proposed Transaction, Genzyme filed and disseminated the Tender Offer Statement. Then, on June 7, 2007, Bioenvision filed the Recommendation Statement. The Disclosure Documents contain numerous material omissions and misrepresentations

46.       For example, the Co-Development Agreement permits Bioenvision to file an NDA in the United States for Clofarabine for chronic leukemia, lymphoma or solid tumors. This right flows from Genzyme’s failure to file such an NDA within twelve (12) months of the filing of its NDA for ALL. Section 3.6 states in pertinent part as follows:

If Ilex fails to submit the NDA for the use of Clofarabine or other product for chronic leukemia, lymphoma or solid tumors within twelve (12) months of submitting the NDA for acute leukemia the payment to Bioenvision of the $4,500,000 shall be made, If Ilex fails to file the NDA for chronic leukemia or solid tumors then Bioenvision shall have the right to make such a filing.

[Emphasis added.]

47.       Genzyme filed for AML in 2004 and did not file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors within twelve (12) months of that filing. Bioenvision thus can submit an NDA for chronic leukemia, lymphoma or solid tumors in the United States.

48.       The Disclosure Documents omit this highly material information. Indeed, Bioenvision’s rights under Section 3.6 of the Co-Development Agreement are a valuable asset as Clofarabine’s indications for chronic leukemia, lymphoma and solid tumors are extremely lucrative. This is exactly the type of information shareholders would want to know – information that would enable them to understand and appreciate valuable Bioenvision assets.

49.       Similarly, the Disclosure Documents omit that Bioenvision has repeatedly advised Genzyme that it is entitled to file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States under the terms of the Co-Development Agreement. Instead, the Disclosure Documents merely state that “the parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties or from time to time during the partnering relationship.” In making such a representation, defendants fail to disclose the details of the dispute over the Co-Development Agreement – this dispute goes to critical and valuable filing rights – which could have an impact on the Company’s valuation.

50.       The Recommendation Statement also fails to provide any underlying analyses for the Fairness Opinion, which is a fatal and critical omission. Instead, the Recommendation Statement only provides a conclusory statement of fairness from UBS. The Recommendation Statement does not have any meaningful concerning UBS’ analyses or the range of values obtained thereby. This omission is material and renders the Recommendation Statement false and misleading. In effect, Bioenvision is asking its shareholders to tender their shares without so much as providing any support as to fairness of the price being offered.

51.       Similarly, the Recommendation Statement fails to include any projections for Bioenvision that would have been used in connection with a discounted cash flow analysis performed by UBS. This in and of itself renders the Recommendation Statement false and misleading. The Recommendation Statement also does not include any projections for Evoltra sales or any indication of projected sales for AML should the Company receive approval for the label extension it has sought.

52.                    The Recommendation Statement is further materially misleading in the following respects:

(a)       The Recommendation Statement is materially misleading in that it fails to explain why neither the Company nor its financial advisors solicited indications of interest from financial buyers during alleged attempts to solicit potential buyers;

(b)       The Recommendation Statement is materially misleading in that it fails to identify the original financial advisor retained by the Company, the terms of that engagement, and the reasons that the engagement of that financial advisor ended;

(c)       The Recommendation Statement is materially misleading in that it fails to explain why Genzyme’s evaluation of Clofarabine rights was below expectations and the impact that evaluation had on the Company’s other attempts to shop itself;

(d)       The Recommendation Statement is materially misleading in that it fails to provide any information regarding the Company’s future financial prospects, including any new drugs or other opportunities in its pipeline;

(e)       The Recommendation Statement is materially misleading in that it fails to explain what attempts the Company or its advisors made, if any, to re-generate interest from Company’s B, C. and D after they initially declined to pursue a strategic transaction with the Company;

(f)        The Recommendation Statement is materially misleading in that it fails to explain Company A’s concerns about the risks associate with the Company’s regulatory strategy and commercialization prospects. Moreover, the Recommendation Statement is silent on how the Company planned to address these issues, and whether the issues impacted discussions with any other potential acquirer, including Genzyme;

(g)       The Recommendation Statement is materially misleading in that it fails to disclose why it appointed insider Dr. Wood to the board committee tasked to oversee the market check when Dr. Wood could have been placed in the position of negotiating a potential transaction and his future remuneration at the same time;

(h)       The Recommendation Statement is materially misleading in that it fails to disclose whether Company E would have been able to make a binding proposal had it been allowed more time to conduct its due diligence;

(i)        The Recommendation Statement is materially misleading in that it fails to explain the due diligence concerns that caused Company E to terminate its interest in the Company; and

(j)        The Recommendation Statement is materially misleading in that it fails to disclose whether the hurried schedule imposed by Genzyme impacted negotiations with Company E or any other potential buyer.

COUNT I

BREACH OF FIDUCIARY DUTIES OF
LOYALTY, DUE CARE AND GOOD FAITH

(AGAINST THE INDIVIDUAL DEFENDANTS)

53.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

54.       In approving the Proposed Transaction on behalf of Bioenvision, the Individual Defendants have not taken any steps to protect the interests of the Company’s public shareholders.

55.       The unfairness of the terms of the Proposed Transaction is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Bioenvision and that possessed by the Company’s public shareholders.

56.       The inherent unfairness in the Proposed Transaction’s consideration thus also is manifest in the uncertainty and inadequacy of the purchase price. There was no urgency for selling the Company in a deal with a financial sponsor that does not offer any meaningful premium to minority shareholders.

57.                    Under the circumstances alleged herein, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value. To accomplish this obligation, the Individual Defendants had a duty to:

(a)       Fully inform themselves of Bioenvision’s market value before taking, or agreeing to refrain from taking, action;

(b)       Act in the interests of the equity owners;

(c)       Maximize shareholder value;

(d)       Obtain the best financial and other terms when the Company’s independent existence will be materially altered by the transaction; and

(e)       Act in accordance with the fundamental duties of loyalty, care, and good faith.

58.                    Because of their respective positions with the Company, the Individual Defendants are also required to:

(a)       Act independently to ensure that the best interest of the corporation and its shareholders takes precedence over any other interest; and

(b)       Ensure that if there are conflicts of interest between the defendants’ interests and their fiduciary obligations of loyalty, that they are resolved in the best interest of the Bioenvision public shareholders.

59.                    Because of the foregoing, defendants have breached, and will continue to breach, their fiduciary duties owed to the public shareholders of Bioenvision, and are engaging in, or facilitating the accomplishment of, an unfair and coercive transaction in violation to their fiduciary duties to the public shareholders of Bioenvision.

60.       Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and carrying out the previously mentioned wrongful transaction.

61.       Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of Bioenvision’s assets and business and will be prevented from benefiting from a value-maximizing transaction.

62.       Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.

63.       Plaintiff lacks an adequate remedy at law.

COUNT II

BREACH OF THE FIDUCIARY DUTY OF DISCLOSURE
(Against the Individual Defendants)

64.       Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

65.       Defendants have already caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. Having chosen to publicly communicate concerning the Proposed Transaction, defendants had an obligation to be complete and accurate in their disclosures.

66.       The Tender Offer Statement and Recomendation Statement fail to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.

67.       The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosures, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to vote in favor of the Proposed Transaction or seek appraisal, and thus damaged thereby.

68.       Plaintiff lacks an adequate remedy at law.

COUNT III

AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY

(AGAINST BIOENVISION INC., GENZYME CORPORATION
AND WICHITA BIO CORPORATION)

69.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

70.       Because they were fiduciaries of the Company and its shareholders, the Individual Defendants owed duties of due care, undivided loyalty, and good faith to Bioenvision and its shareholders. The Individual Defendants violated and breached these duties.

71.       With the knowledge, approval, and participation of each of the Individual Defendants, as alleged herein, defendants Bioenvision and Genzyme were able to, and in fact did, knowingly render aid and assistance to the Individual Defendants in their breaches of fiduciary duty. Bioenvision and Genzyme did so knowingly, or but for their gross negligence would have known, of the Individual Defendants’ fiduciary breaches.

72.       As a direct and proximate result of the aiding and abetting the Individual Defendants’ breaches of fiduciary duty, plaintiff and the Class have sustained, and will continue to sustain, substantial harm.

73.       Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.       Declaring that this action is properly maintainable as a class action, and certifying plaintiff as the class representative;

B.        Declaring that the defendants and each of them have committed or participated in a breach of their fiduciary duty to plaintiff and other members of the Class;

C.        Enjoining the Proposed Transaction and, if the transaction is consummated, rescinding the Proposed Transaction (or award damages);

E.        Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff’s attorneys and experts’ fees; and

F.        Granting such other and further relief as may be just and proper.

DATED: June 20, 2007	RIGRODSKY & LONG, P.A.

/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) 919 North Market Street, Suite 980 Wilmington, DE 19801 Tel.: (302) 295-5310

OF COUNSEL:

STURMAN LLC

Deborah Sturman
112 Madison Avenue
New York, NY 10016
Tel.: (212) 784-6263

MOTLEY RICE LLC
Ann K. Ritter
28 Bridgeside Boulevard
Mount Pleasant, SC 29464
Tel.: (843) 216-9000